Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1 of our audit report dated August 1, 2024, with respect to the balance sheet of Aldel Financial II, Inc. as of July 22, 2024, and the related statement of operations, changes in shareholders’ equity, and cash flows for the period from July 15, 2024 (inception) to July 22, 2024, and the related notes to the financial statements. Our report relating to those financial statements includes an emphasis of matter paragraph regarding a substantial doubt about Aldel Financial II, Inc.’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525

Spokane, Washington

September 26, 2024